[Ahold Logo] Ahold
                                             Press Release

                                             Royal Ahold
                                             Corporate Communications



                                      Date:  May 3, 2004
                      For more information:  +31 75 659 57 20






Annual accounts proceedings Ahold/VEB postponed

Zaandam, The Netherlands, May 3, 2004 -- Ahold and the VEB today announced that they are in consultation regarding the annual accounts proceeding initiated by the VEB on January 6, 2004. In this context Ahold and the VEB have agreed -- pending further consultation -- that the proceedings will be put on hold and that the date on which Ahold is to file its statement of response, now scheduled for May 13, 2004, will be postponed.


Ahold Corporate Communications: +31.75.659.5720



--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks, uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
--------------------------------------------------------------------------------





                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 NB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302